SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 1, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 2, 2024 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that between September 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 5,433,980 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 1,797,017 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 741,459,162 to 746,893,142 with a face value of ARS 10, and the new number of outstanding warrants decreased from 75,668,184 to 71,510,561.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to Sep-2024 exercise	741.459.162
Warrants exercised in Sep-2024	4.157.623
Current Ratio (ordinary shares of face value of ARS 10 per warrant)	1,3070
Current exercise price (per ordinary share of face value of ARS 10)	USD 0,3307
Shares issued for Sep-2024 exercise*	5.433.980

Outstanding Warrants after Sep-2024 exercise	71.510.561
Shares to be issued upon warrant exercise	93.464.303

Outstanding ordinary shares after Sep-2024 exercise	746.893.142
Fully Diluted	840.357.445

*The amount includes rounding adjustments for each exercise instruction calculation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 2, 2024